57 S Commerce Way Bethlehem, PA 18017 1.888.777.4077

medcleantechnologies.com

September 20, 2012

MedClean Technologies, Inc.

57 S Commerce Way

Bethlehem, PA 18017

To:

Jay Bendis, Chairman of the Board of Directors

Cheryl Sadowski, Chief Financial Officer

Dear Jay & Cheryl,

The past four years I have had the privilege of working at MedClean Technologies, Inc. For the past three years I was fortunate enough to be the President & CEO at MedClean. I want to thank both of you, John Accardi, and the remaining staff at MedClean for the opportunity to serve the Company.

At this time I am tendering my resignation, effective September 21, 2012. The decision was very difficult and I appreciate both of you taking the time to discuss different options along the way. I have chosen to pursue a passion of mine and re-enter the high tech market, specifically digital software platforms.

I truly appreciate all the support I have received during my tenor and I know MedClean will finally be positioned to prosper and grow in the near future.

Thank you again and I wish everyone the best.

Regards,

David J. Laky